

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

Oz Adler
Chief Executive Officer
SciSparc Ltd.
20 Raul Wallenberg Street, Tower A
Tel Aviv 6971916, Israel

> **Re: SciSparc Ltd.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 2, 2024**
> **File No. 333-277394**

Dear Oz Adler:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary
AutoMax Agreement and Plan of Merger, page 2

1. Please revise your disclosure to indicate whether it is anticipated that the combined company will continue to pursue the business of SciSparc, will pursue the business of AutoMax or will pursue the business of both companies.

Use of Proceeds, page 21

2. Please revise this section to describe whether proceeds received under the SEPA are anticipated to be used for SciSparc's business or AutoMax's business.

General

3. We note your disclosure that on April 10, 2024 you entered into an Agreement and Plan of

Merger with AutoMax. Please revise your prospectus to provide a fulsome discussion of the business operations of AutoMax. Refer to Item 4A of Form F-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Victorson